EXHIBIT 99.4

PACIFIC CONTINENTAL CORPORATION

DIRECTOR STOCK OPTION AGREEMENT

THIS AGREEMENT is entered into by and between Pacific Continental Corporation, an Oregon corporation and the holding company of Pacific Continental Bank (the “Company”) and «First» «Last» (“Director”). The Company and Director agree as follows:

Pursuant to the Company’s 1999 Director Stock Option Plan (the “Plan”), the Company hereby grants to Director an irrevocable nonqualified stock option to purchase «Grant» shares of common stock of the Company at an option price of $             per share, payable in cash.

The date of grant of this option is                             . This option will terminate on             , unless sooner terminated by reason of death, disability or other termination of status as a director, as provided in the Plan.

This option will be fully vested and exercisable on the date of grant. From the date of grant through the date of termination, Director may exercise this option, in whole or in part, at any time and from time to time. This option may only be exercised if it is exercised in the manner provided by the Plan. Exercise must be by actual delivery to the Company of a written Notice of Exercise signed by Director, or such other appropriate notice, specifying the number of shares and option price and accompanied by payment of the full amount of the option price.

All of the terms and conditions of the Plan are incorporated by this reference as part of this Agreement as if such terms and conditions had been included in this Agreement.

EXECUTED as of            , 2002.

DIRECTOR:	COMPANY:

PACIFIC CONTINENTAL CORPORATION

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«First» «Last»

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